VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Planters Holding Company
Offering Statement on Form 1-A
Request for Qualification
CIK No. 0001654551

Ladies and Gentlemen:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Circular on Form 1-A, Planters Holding Company (the “Company”) hereby requests that said Offering Circular on Form 1-A be qualified on Wednesday, December 9, 2015, at 9:00 a.m. Eastern Standard Time.

We hereby confirm that the offering will take place in one or more states pursuant to an exemption from registration under, but otherwise in compliance with, any applicable state securities law and that any applicable notice requirements have been met.

Furthermore, the Company hereby acknowledges that:

• should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Neal C. Wise of Jones Walker LLP at 601.949.4631.

Very truly yours,

Planters Holding Company

/s/ James H. Clayton

James H. Clayton
Vice Chairman and Chief Executive Officer

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission
Eric Envall, U.S. Securities and Exchange Commission